

__For Immediate Release__

__For more information:__
Jefferson Harralson
Chief Financial Officer
(706) 781-2265
Jefferson_Harralson@ucbi.com

UNITED COMMUNITY BANKS, INC.
ANNOUNCES FOURTH QUARTER EARNINGS
Loss per diluted share of 16 cents reflects impact of remeasurement of
deferred tax asset following historic tax reform legislation
Excluding the remeasurement charge and other non-operating charges,
Operating earnings per share up five percent, to 42 cents

- Net interest revenue of $97.5 million, up $16.6 million or 20 percent from year ago
- Net interest margin of 3.63 percent, up nine basis points from third quarter and up 29 basis points from year ago
- Efficiency ratio of 63 percent, or 56.9 percent excluding merger-related and other charges
- Completed the acquisition of Four Oaks Bank & Trust Company during the quarter

BLAIRSVILLE, GA – January 23, 2018 – United Community Banks, Inc. (NASDAQ: UCBI) ("United") today announced its fourth quarter financial results. Although remeasurement of United's deferred tax assets following December's historic tax reform legislation led to a net loss for the quarter of $11.9 million or 16 cents per diluted share, strong margin expansion, disciplined expense controls and solid credit quality drove strong pre-tax results.

On an operating basis, United reported net income of $32.5 million for the fourth quarter of 2017 compared with $28.9 million for the fourth quarter of 2016. Fourth quarter 2017 operating net income excludes the $38.2 million impact of remeasuring United's deferred tax assets, as well as merger-related and other non-operating charges totaling $6.19 million, net of the associated income tax benefit. Fourth quarter 2016 operating net income excludes $709,000 in merger-related charges, net of the associated income tax benefit and a $976,000 tax charge for the impairment of our deferred tax asset on cancelled non-qualified stock options. On a per diluted share basis, operating net income was 42 cents for the fourth quarter of 2017 compared with 40 cents for the fourth quarter of 2016.

At December 31, 2017, preliminary regulatory capital ratios were as follows: Tier 1 Risk-Based of 12.3 percent; Total Risk-Based of 13.0 percent; Common Equity Tier 1 Risk-Based of 12.0 percent, and Tier 1 Leverage of 9.4 percent.

"We achieved solid pre-tax financial results for the fourth quarter, marking a strong end to another exceptional year of achievement for United Community Banks," said Jimmy Tallent, chairman and chief executive officer. "Looking back over the year, I am encouraged by all that we achieved. In 2017, we continued our strategic expansion by merging with two outstanding community banks that both extend and enhance our footprint in thriving new markets. We completed the acquisition of Horry County State Bank on July 31, significantly enhancing our presence in the Myrtle Beach area along the South Carolina coast. We completed the acquisition of Four Oaks Bank & Trust Company on November 1, extending our footprint in and around the Raleigh, North Carolina metropolitan statistical area. All systems conversions for the Horry County State Bank acquisition were completed in the fourth quarter and we are scheduled to convert Four Oaks to United's systems in early 2018, at which time we expect to fully realize the anticipated cost savings. Both of these banks share our customer service culture and are exceptional partners for extending our footprint. I could not be more pleased with these partnerships and I am thrilled to welcome them to the United family.

Tallent continued, "A few weeks ago we announced a merger with NLFC Holdings Corp. and its wholly-owned subsidiary, Navitas Credit Corp. Navitas Credit Corp. is a premier specialty lender providing equipment finance services to small and medium-sized businesses nationwide with headquarters in Ponte Vedra, Florida. This fast-growing company will be a solid strategic addition to our existing specialty and commercial lending businesses and will enable us to further expand our client offerings. Navitas will continue to be run by their talented team of industry veterans. This partnership brings exceptional growth and a significant profitability enhancement to United and a permanent source of capital and low-cost funding to Navitas. The partnership with Navitas is a solid win for both of us and I am excited to welcome them to United Community Bank.

"While the passage of tax reform legislation in late December will have a substantial and ongoing positive impact on United's earnings beginning in the first quarter of 2018, the required remeasurement of United's deferred tax assets resulted in a $38.2 million non-cash charge to tax expense in the fourth quarter," stated Tallent. "The charge results because our net deferred tax assets will now be recovered at the lower federal income tax rate of 21 percent rather than the previous rate of 35 percent. Despite the charge, we believe tax reform legislation will be good for United, our industry, our customers and our shareholders not only because it reduces our tax burden going forward but we also expect it to stimulate the economy and drive growth.

"Fourth quarter loan production was $644 million with $440 million originating from our community banks and $204 million from our Commercial Banking Solutions group," Tallent added. "Linked-quarter loans were up $533 million, mostly reflecting the $486 million in net loans received through our acquisition of Four Oaks. Our indirect auto loan portfolio was down $42.1 million from third quarter reflecting our decision to suspend indirect auto loan purchases. Excluding the reduction in indirect auto loans and the loans acquired through the Four Oaks acquisition, loan growth was up at an annualized rate of approximately five percent from the third quarter."

Fourth quarter net interest revenue totaled $97.5 million, up $16.6 million from the fourth quarter of 2016 and up $7.7 million from the third quarter. The increases from both periods reflect business growth and net interest margin expansions of 29 basis points from a year ago and nine basis points from the third quarter. The increases were mostly driven by rising short-term interest rates, the repayment of senior notes in August and October, as well as the acquisitions of Four Oaks Bank & Trust Company on November 1, 2017 and Horry County State Bank on July 31, 2017. Four Oaks Bank & Trust Company and Horry County State Bank results are included in United's financial results beginning on their respective acquisition date.

The fourth quarter provision for credit losses was $1.2 million, up from $1.0 million for the third quarter and no provision in fourth quarter 2016. Fourth quarter net charge-offs totaled $1.1 million, down from $1.6 million in the third quarter of 2017 and $1.5 million in the fourth quarter of 2016. Contributing to the low level of net charge-offs were continued strong recoveries of previously charged-off loans. Nonperforming assets were .23 percent of total assets at December 31, 2017, compared with .28 percent at December 31, 2016 and .23 percent at September 30, 2017.

"Credit quality remains strong and steady as indicated by the low level of net charge-offs," Tallent commented. "Our credit quality indicators show no indication of credit deterioration and our outlook is for that to continue. We also expect our provision levels to gradually increase each quarter due to loan growth, while our allowance and the related ratio to total loans may decline slightly."

Fourth quarter fee revenue totaled $21.9 million, down $3.31 million from a year ago but up $1.36 million from the third quarter. The decrease from a year ago was mostly due to lower debit card interchange fees as a result of the Durbin amendment becoming effective for United on July 1, 2017. The application of the Durbin amendment reduced United's debit card interchange fees by approximately $2.7 million in both the third and fourth quarters. Also contributing to the decrease from both prior periods were lower mortgage fees and lower customer derivative fees reflecting a less favorable interest rate environment.

Operating expenses were $75.9 million for the fourth quarter, compared with $61.3 million for the fourth quarter of 2016 and $65.7 million for the third quarter. Included in the fourth quarter's operating expenses are $7.36 million in merger-related expenses. We also had merger-related charges of $1.14 million in the fourth quarter of 2016, and $2.3 million in merger-related expenses and $1.1 million in surplus property impairment charges, totaling $3.4 million in the third quarter of 2017. Excluding these charges, fourth quarter operating expenses were $68.5 million compared with $62.3 million for the third quarter and $60.2 million a year ago. More than half of the $6.3 million increase from the third quarter was due to the operating expenses of Four Oaks Bank & Trust Company acquired on November 1, 2017 and Horry County State Bank acquired on July 31, 2017. Higher incentives for exceeding performance targets contributed to the increase from third quarter and accounted for approximately half of the linked quarter increase in salaries and benefits with the rest of the increase in salaries and benefits coming from the acquisitions.

Tallent concluded, "2017 was another exceptional year for United Community Banks. We completed two outstanding acquisitions that extend our footprint in thriving markets with bankers who share our culture of customer service. Our bankers produced solid financial results allowing us to absorb the loss of revenue resulting from the application of the Durbin amendment and the higher deposit insurance assessment and still produce growth in earnings per share. That alone was a tremendous accomplishment. Every day our bankers demonstrate their passion and commitment which drive our performance and ensure our success. With an outstanding 2017 now behind us, I look forward with eager anticipation to all our bankers will accomplish in 2018."

Conference Call

United will hold a conference call, Wednesday, January 24, 2018, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 9796627. The conference call also will be webcast and available for replay for 30 days by selecting "Events & Presentations" within the Investor Relations section of United's website at www.ucbi.com.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is a bank holding company based in Blairsville, Georgia with $11.9 billion in assets. The company's banking subsidiary, United Community Bank, is one of the southeast region's largest full-service banks, operating 156 offices in Georgia, North Carolina, South Carolina and Tennessee. The bank specializes in personalized community banking services for individuals, small businesses and corporations. Services include a full range of consumer and commercial banking products including mortgage, advisory, and treasury management. Respected national research firms consistently recognize United Community Bank for outstanding customer service. For the last four years, J.D. Power has ranked United Community Bank first in customer satisfaction in the Southeast. In 2017, for the fourth consecutive year, *Forbes* magazine included United on its list of the 100 Best Banks in America. Additional information about the company and the bank's full range of products and services can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "operating net income per diluted share," "operating earnings per diluted share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "operating dividend payout ratio," "operating efficiency ratio," "average tangible equity to average assets," "average tangible common equity to average assets" and "tangible common equity to risk-weighted assets."   These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

Certain Statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or words of similar meaning or other statements concerning opinions or judgments of United and its management about future events. Although United believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of United will not differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements; such statements are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Actual future results and trends may differ materially from historical results and or those anticipated depending on a variety of factors, including, but not limited to the factors and risk influences contained in the cautionary language included under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in United's Form 10-K for the year ended December 31, 2016 and other periodic reports subsequently filed by United with the SEC, available on the SEC website, www.sec.gov. For any forward-looking statements made in this press release, United claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data)	2017 Fourth Quarter		2017 Third Quarter		2017 Second Quarter		2017 First Quarter		2016 Fourth Quarter		Fourth Quarter 2017-2016 Change	For the Twelve Months Ended December 31, 2017		For the Twelve Months Ended December 31, 2016		YTD 2017-2016 Change
INCOME SUMMARY																
Interest revenue	$	106,757	$	98,839	$	93,166	$	90,958	$	87,778		$	389,720	$	335,020	
Interest expense		9,249		9,064		8,018		7,404		6,853			33,735		25,236	
Net interest revenue		97,508		89,775		85,148		83,554		80,925	20 %		355,985		309,784	15 %
Provision for credit losses		1,200		1,000		800		800		-			3,800		(800)	
Fee revenue		21,928		20,573		23,685		22,074		25,233	(13)		88,260		93,697	(6)
Total revenue		118,236		109,348		108,033		104,828		106,158	11		440,445		404,281	9
Expenses		75,882		65,674		63,229		62,826		61,321	24		267,611		241,289	11
Income before income tax expense		42,354		43,674		44,804		42,002		44,837	(6)		172,834		162,992	6
Income tax expense		54,270		15,728		16,537		18,478		17,616	208		105,013		62,336	68
Net income		(11,916)		27,946		28,267		23,524		27,221	(144)		67,821		100,656	(33)
Merger-related and other charges		7,358		3,420		1,830		2,054		1,141			14,662		8,122	
Income tax benefit of merger-related and other charges		(1,165)		(1,147)		(675)		(758)		(432)			(3,745)		(3,074)	
Impact of remeasurement of deferred tax asset resulting from 2017 Tax Cuts and Jobs Act		38,199		-		-		-		-			38,199		-	
Impairment of deferred tax asset on canceled non-qualified stock options		-		-		-		-		976			-		976	
Release of disproportionate tax effects lodged in OCI		-		-		-		3,400		-			3,400		-	
Net income - operating [1]	$	32,476	$	30,219	$	29,422	$	28,220	$	28,906	12	$	120,337	$	106,680	13
PERFORMANCE MEASURES																
Per common share:																
Diluted net income - GAAP	$	(.16)	$	.38	$	.39	$	.33	$	.38	(142)	$	.92	$	1.40	(34)
Diluted net income - operating [1]		.42		.41		.41		.39		.40	5		1.63		1.48	10
Cash dividends declared		.10		.10		.09		.09		.08	25		.38		.30	27
Book value		16.67		16.50		15.83		15.40		15.06	11		16.67		15.06	11
Tangible book value [3]		13.65		14.11		13.74		13.30		12.95	5		13.65		12.95	5
Key performance ratios:																
Return on common equity - GAAP [2][4]		(3.57) %		9.22 %		9.98 %		8.54 %		9.89 %			5.67 %		9.41 %	
Return on common equity - operating [1][2][4]		9.73		9.97		10.39		10.25		10.51			10.07		9.98	
Return on tangible common equity - operating [1][2][3][4]		11.93		11.93		12.19		12.10		12.47			12.02		11.86	
Return on assets - GAAP [4]		(.40)		1.01		1.06		.89		1.03			.62		1.00	
Return on assets - operating [1][4]		1.10		1.09		1.10		1.07		1.10			1.09		1.06	
Dividend payout ratio - GAAP		(62.50)		26.32		23.08		27.27		21.05			41.30		21.43	
Dividend payout ratio - operating [1]		23.81		24.39		21.95		23.08		20.00			23.31		20.27	
Net interest margin (fully taxable equivalent) [4]		3.63		3.54		3.47		3.45		3.34			3.52		3.36	
Efficiency ratio - GAAP		63.03		59.27		57.89		59.29		57.65			59.95		59.80	
Efficiency ratio - operating [1]		56.92		56.18		56.21		57.35		56.58			56.67		57.78	
Average equity to average assets		11.21		10.86		10.49		10.24		10.35			10.71		10.54	
Average tangible equity to average assets [3]		9.52		9.45		9.23		8.96		9.04			9.29		9.21	
Average tangible common equity to average assets [3]		9.52		9.45		9.23		8.96		9.04			9.29		9.19	
Tangible common equity to risk-weighted assets [3][5]		12.11		12.80		12.44		12.07		11.84			12.11		11.84	
ASSET QUALITY																
Nonperforming loans	$	23,658	$	22,921	$	23,095	$	19,812	$	21,539	10	$	23,658	$	21,539	10
Foreclosed properties		3,234		2,736		2,739		5,060		7,949	(59)		3,234		7,949	(59)
Total nonperforming assets (NPAs)		26,892		25,657		25,834		24,872		29,488	(9)		26,892		29,488	(9)
Allowance for loan losses		58,914		58,605		59,500		60,543		61,422	(4)		58,914		61,422	(4)
Net charge-offs		1,061		1,635		1,623		1,679		1,539	(31)		5,998		6,766	(11)
Allowance for loan losses to loans		.76 %		.81 %		.85 %		.87 %		.89 %			.76 %		.89 %	
Net charge-offs to average loans [4]		.06		.09		.09		.10		.09			.08		.11	
NPAs to loans and foreclosed properties		.35		.36		.37		.36		.43			.35		.43	
NPAs to total assets		.23		.23		.24		.23		.28			.23		.28	
AVERAGE BALANCES ($ in millions)																
Loans		7,560	$	7,149	$	6,980	$	6,904	$	6,814	11	$	7,150	$	6,413	11
Investment securities		2,991		2,800		2,775		2,822		2,690	11		2,847		2,691	6
Earning assets		10,735		10,133		9,899		9,872		9,665	11		10,162		9,257	10
Total assets		11,687		10,980		10,704		10,677		10,484	11		11,015		10,054	10
Deposits		9,624		8,913		8,659		8,592		8,552	13		8,950		8,177	9
Shareholders' equity		1,310		1,193		1,123		1,093		1,085	21		1,180		1,059	11
Common shares - basic (thousands)		76,768		73,151		71,810		71,700		71,641	7		73,247		71,910	2
Common shares - diluted (thousands)		76,768		73,162		71,820		71,708		71,648	7		73,259		71,915	2
AT PERIOD END ($ in millions)																
Loans	$	7,736	$	7,203	$	7,041	$	6,965	$	6,921	12	$	7,736	$	6,921	12
Investment securities		2,937		2,847		2,787		2,767		2,762	6		2,937		2,762	6
Total assets		11,915		11,129		10,837		10,732		10,709	11		11,915		10,709	11
Deposits		9,808		9,127		8,736		8,752		8,638	14		9,808		8,638	14
Shareholders' equity		1,303		1,221		1,133		1,102		1,076	21		1,303		1,076	21
Common shares outstanding (thousands)		77,580		73,403		70,981		70,973		70,899	9		77,580		70,899	9

[1] Excludes merger-related and other charges which includes amortization of certain executive change of control benefits, the fourth quarter 2017 impact of remeasurement of United's deferred tax assets following the passage of tax reform legislation, a first quarter 2017 release of disproportionate tax effects lodged in OCI and a fourth quarter 2016 deferred tax asset impairment charge related to cancelled non-qualified stock options. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Fourth quarter 2017 ratio is preliminary.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Years Ended December 31,

(in thousands, except per share data)	2017	2016	2015	2014	2013
INCOME SUMMARY					
Interest revenue	$ 389,720	$ 335,020	$ 278,532	$ 248,432	$ 245,840
Interest expense	33,735	25,236	21,109	25,551	27,682
Net interest revenue	355,985	309,784	257,423	222,881	218,158
Provision for credit losses	3,800	(800)	3,700	8,500	65,500
Fee revenue	88,260	93,697	72,529	55,554	56,598
Total revenue	440,445	404,281	326,252	269,935	209,256
Expenses	267,611	241,289	211,238	162,865	174,304
Income before income tax expense	172,834	162,992	115,014	107,070	34,952
Income tax expense (benefit)	105,013	62,336	43,436	39,450	(238,188)
Net income	67,821	100,656	71,578	67,620	273,140
Merger-related and other charges	14,662	8,122	17,995	-	-
Income tax benefit of merger-related and other charges	(3,745)	(3,074)	(6,388)	-	-
Impact of remeasurement of deferred tax asset resulting from 2017 Tax Cuts and Jobs Act	38,199	-	-	-	-
Impairment of deferred tax asset on cancelled non-qualified stock options	-	976	-	-	-
Release of disproportionate tax effects lodged in OCI	3,400	-	-	-	-
Net income - operating [1]	$ 120,337	$ 106,680	$ 83,185	$ 67,620	$ 273,140
PERFORMANCE MEASURES					
Per common share:					
Diluted net income - GAAP	$ .92	$ 1.40	$ 1.09	$ 1.11	$ 4.44
Diluted net income - operating [1]	1.63	1.48	1.27	1.11	4.44
Cash dividends declared	.38	.30	.22	.11	-
Book value	16.67	15.06	14.02	12.20	11.30
Tangible book value [3]	13.65	12.95	12.06	12.15	11.26
Key performance ratios:					
Return on common equity - GAAP [2]	5.67 %	9.41 %	8.15 %	9.17 %	46.72 %
Return on common equity - operating [1][2]	10.07	9.98	9.48	9.17	46.72
Return on tangible common equity - operating [1][2][3]	12.02	11.86	10.24	9.32	47.35
Return on assets - GAAP	.62	1.00	.85	.91	3.86
Return on assets - operating [1]	1.09	1.06	.98	.91	3.86
Dividend payout ratio - GAAP	41.30	21.43	20.18	9.91	-
Dividend payout ratio - operating [1]	23.31	20.27	17.32	9.91	-
Net interest margin (fully taxable equivalent)	3.52	3.36	3.30	3.26	3.30
Efficiency ratio - GAAP	59.95	59.80	63.96	58.26	63.14
Efficiency ratio - operating [1]	56.67	57.78	58.51	58.26	63.14
Average equity to average assets	10.71	10.54	10.27	9.69	10.35
Average tangible equity to average assets [3]	9.29	9.21	9.74	9.67	10.31
Average tangible common equity to average assets [3]	9.29	9.19	9.66	9.60	7.55
Tangible common equity to risk-weighted assets [3][4]	12.11	11.84	12.82	13.82	13.17
ASSET QUALITY					
Nonperforming loans	$ 23,658	$ 21,539	$ 22,653	$ 17,881	$ 26,819
Foreclosed properties	3,234	7,949	4,883	1,726	4,221
Total nonperforming assets (NPAs)	26,892	29,488	27,536	19,607	31,040
Allowance for loan losses	58,914	61,422	68,448	71,619	76,762
Net charge-offs	5,998	6,766	6,259	13,879	93,710
Allowance for loan losses to loans	.76 %	.89 %	1.14 %	1.53 %	1.77 %
Net charge-offs to average loans	.08	.11	.12	.31	2.22
NPAs to loans and foreclosed properties	.35	.43	.46	.42	.72
NPAs to total assets	.23	.28	.29	.26	.42
AVERAGE BALANCES ($ in millions)					
Loans	$ 7,150	$ 6,413	$ 5,298	$ 4,450	$ 4,254
Investment securities	2,847	2,691	2,368	2,274	2,190
Earning assets	10,162	9,257	7,834	6,880	6,649
Total assets	11,015	10,054	8,462	7,436	7,074
Deposits	8,950	8,177	7,055	6,228	6,027
Shareholders' equity	1,180	1,059	869	720	732
Common shares - basic (thousands)	73,247	71,910	65,488	60,588	58,787
Common shares - diluted (thousands)	73,259	71,915	65,492	60,590	58,845
AT PERIOD END ($ in millions)					
Loans	$ 7,736	$ 6,921	$ 5,995	$ 4,672	$ 4,329
Investment securities	2,937	2,762	2,656	2,198	2,312
Total assets	11,915	10,709	9,616	7,558	7,424
Deposits	9,808	8,638	7,873	6,335	6,202
Shareholders' equity	1,303	1,076	1,018	740	796
Common shares outstanding (thousands)	77,580	70,899	71,484	60,259	59,432

[1] Excludes merger-related and other charges which includes amortization of certain executive change of control benefits, the 2017 impact of remeasurement of United's deferred tax assets following the passage of tax reform legislation, a 2017 release of disproportionate tax effects lodged in OCI, a 2016 deferred tax asset impairment charge related to cancelled non-qualified stock options and 2015 impairment losses on surplus bank property. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] 2017 ratio is preliminary.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data)	2017 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2016 Fourth Quarter	For the Twelve Months Ended December 31, 2017	2016	2015	2014	2013
Expense reconciliation										
Expenses (GAAP)	$ 75,882	$ 65,674	$ 63,229	$ 62,826	$ 61,321	$ 267,611	$ 241,289	$ 211,238	$ 162,865	$ 174,304
Merger-related and other charges	(7,358)	(3,420)	(1,830)	(2,054)	(1,141)	(14,662)	(8,122)	(17,995)	-	-
Expenses - operating	$ 68,524	$ 62,254	$ 61,399	$ 60,772	$ 60,180	$ 252,949	$ 233,167	$ 193,243	$ 162,865	$ 174,304
Net income reconciliation										
Net income (GAAP)	$ (11,916)	$ 27,946	$ 28,267	$ 23,524	$ 27,221	$ 67,821	$ 100,656	$ 71,578	$ 67,620	$ 273,140
Merger-related and other charges	7,358	3,420	1,830	2,054	1,141	14,662	8,122	17,995	-	-
Income tax benefit of merger-related and other charges	(1,165)	(1,147)	(675)	(758)	(432)	(3,745)	(3,074)	(6,388)	-	-
Impact of tax reform on remeasurement of deferred tax asset	38,199	-	-	-	-	38,199	-	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock options	-	-	-	-	976	-	976	-	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	3,400	-	3,400	-	-	-	-
Net income - operating	$ 32,476	$ 30,219	$ 29,422	$ 28,220	$ 28,906	$ 120,337	$ 106,680	$ 83,185	$ 67,620	$ 273,140
Diluted income per common share reconciliation										
Diluted income per common share (GAAP)	$ (.16)	$ .38	$ .39	$ .33	$ .38	$ .92	$ 1.40	$ 1.09	$ 1.11	$ 4.44
Merger-related and other charges	.08	.03	.02	.01	.01	.14	.07	.18	-	-
Impact of tax reform on remeasurement of deferred tax asset	.50	-	-	-	-	.52	-	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock options	-	-	-	-	.01	-	.01	-	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	.05	-	.05	-	-	-	-
Diluted income per common share - operating	$ .42	$ .41	$ .41	$ .39	$ .40	$ 1.63	$ 1.48	$ 1.27	$ 1.11	$ 4.44
Book value per common share reconciliation										
Book value per common share (GAAP)	$ 16.67	$ 16.50	$ 15.83	$ 15.40	$ 15.06	$ 16.67	$ 15.06	$ 14.02	$ 12.20	$ 11.30
Effect of goodwill and other intangibles	(3.02)	(2.39)	(2.09)	(2.10)	(2.11)	(3.02)	(2.11)	(1.96)	(.05)	(.04)
Tangible book value per common share	$ 13.65	$ 14.11	$ 13.74	$ 13.30	$ 12.95	$ 13.65	$ 12.95	$ 12.06	$ 12.15	$ 11.26
Return on tangible common equity reconciliation										
Return on common equity (GAAP)	(3.57) %	9.22 %	9.98 %	8.54 %	9.89 %	5.67 %	9.41 %	8.15 %	9.17 %	46.72 %
Merger-related and other charges	1.86	.75	.41	.47	.26	.92	.48	1.33	-	-
Impact of tax reform on remeasurement of deferred tax asset	11.44	-	-	-	-	3.20	-	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock options	-	-	-	-	.36	-	.09	-	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	1.24	-	.28	-	-	-	-
Return on common equity - operating	9.73	9.97	10.39	10.25	10.51	10.07	9.98	9.48	9.17	46.72
Effect of goodwill and other intangibles	2.20	1.96	1.80	1.85	1.96	1.95	1.88	.76	.15	.63
Return on tangible common equity - operating	11.93 %	11.93 %	12.19 %	12.10 %	12.47 %	12.02 %	11.86 %	10.24 %	9.32 %	47.35 %
Return on assets reconciliation										
Return on assets (GAAP)	(.40) %	1.01 %	1.06 %	.89 %	1.03 %	.62 %	1.00 %	.85 %	.91 %	3.86 %
Merger-related and other charges	.20	.08	.04	.05	.03	.09	.05	.13	-	-
Impact of tax reform on remeasurement of deferred tax asset	1.30	-	-	-	-	.35	-	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock options	-	-	-	-	.04	-	.01	-	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	.13	-	.03	-	-	-	-
Return on assets - operating	1.10 %	1.09 %	1.10 %	1.07 %	1.10 %	1.09 %	1.06 %	.98 %	.91 %	3.86 %
Dividend payout ratio reconciliation										
Dividend payout ratio (GAAP)	(62.50) %	26.32 %	23.08 %	27.27 %	21.05 %	41.30 %	21.43 %	20.18 %	9.91 %	- %
Merger-related and other charges	12.04	(1.93)	(1.13)	(.98)	(.54)	(5.65)	(1.02)	(2.86)	-	-
Impact of tax reform on remeasurement of deferred tax asset	74.27	-	-	-	-	(11.61)	-	-	-	-
Impairment of deferred tax asset on canceled non-qualified stock options	-	-	-	-	(.51)	-	(.14)	-	-	-
Release of disproportionate tax effects lodged in OCI	-	-	-	(3.21)	-	(.73)	-	-	-	-
Dividend payout ratio - operating	23.81 %	24.39 %	21.95 %	23.08 %	20.00 %	23.31 %	20.27 %	17.32 %	9.91 %	- %
Efficiency ratio reconciliation										
Efficiency ratio (GAAP)	63.03 %	59.27 %	57.89 %	59.29 %	57.65 %	59.95 %	59.80 %	63.96 %	58.26 %	63.14 %
Merger-related and other charges	(6.11)	(3.09)	(1.68)	(1.94)	(1.07)	(3.28)	(2.02)	(5.45)	-	-
Efficiency ratio - operating	56.92 %	56.18 %	56.21 %	57.35 %	56.58 %	56.67 %	57.78 %	58.51 %	58.26 %	63.14 %
Average equity to assets reconciliation										
Equity to assets (GAAP)	11.21 %	10.86 %	10.49 %	10.24 %	10.35 %	10.71 %	10.54 %	10.27 %	9.69 %	10.35 %
Effect of goodwill and other intangibles	(1.69)	(1.41)	(1.26)	(1.28)	(1.31)	(1.42)	(1.33)	(.53)	(.02)	(.04)
Tangible equity to assets	9.52	9.45	9.23	8.96	9.04	9.29	9.21	9.74	9.67	10.31
Effect of preferred equity	-	-	-	-	-	-	(.02)	(.08)	(.07)	(2.76)
Tangible common equity to assets	9.52 %	9.45 %	9.23 %	8.96 %	9.04 %	9.29 %	9.19 %	9.66 %	9.60 %	7.55 %
Tangible common equity to risk-weighted assets reconciliation [1]										
Tier 1 capital ratio (Regulatory)	12.27 %	12.27 %	11.91 %	11.46 %	11.23 %	12.27 %	11.23 %	11.45 %	12.06 %	12.74 %
Effect of other comprehensive income	(.27)	(.13)	(.15)	(.24)	(.34)	(.27)	(.34)	(.38)	(.35)	(.39)
Effect of deferred tax limitation	.51	.94	.95	1.13	1.26	.51	1.26	2.05	3.11	4.26
Effect of trust preferred	(.36)	(.24)	(.25)	(.25)	(.25)	(.36)	(.25)	(.08)	(1.00)	(1.04)
Effect of preferred equity	-	-	-	-	-	-	-	(.15)	-	(2.39)
Basel III intangibles transition adjustment	(.04)	(.04)	(.02)	(.03)	(.06)	(.04)	(.06)	(.10)	-	-
Basel III disallowed investments	-	-	-	-	-	-	-	.03	-	-
Tangible common equity to risk-weighted assets	12.11 %	12.80 %	12.44 %	12.07 %	11.84 %	12.11 %	11.84 %	12.82 %	13.82 %	13.18 %

[1] Fourth quarter 2017 ratios are preliminary.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

(in millions)		2017 Fourth Quarter		2017 Third Quarter		2017 Second Quarter		2017 First Quarter		2016 Fourth Quarter		Linked Quarter Change		Year over Year Change
LOANS BY CATEGORY															
Owner occupied commercial RE	$	1,924	$	1,792	$	1,723	$	1,633	$	1,650	$	132	$	274
Income producing commercial RE		1,595		1,413		1,342		1,297		1,282		182		313
Commercial & industrial		1,131		1,084		1,088		1,080		1,070		47		61
Commercial construction		712		583		587		667		634		129		78
Total commercial		5,362		4,872		4,740		4,677		4,636		490		726
Residential mortgage		974		933		881		860		857		41		117
Home equity lines of credit		731		689		665		659		655		42		76
Residential construction		183		190		193		197		190		(7)		(7)
Consumer installment		486		519		562		572		583		(33)		(97)
Total loans	$	7,736	$	7,203	$	7,041	$	6,965	$	6,921		533		815
LOANS BY MARKET														
North Georgia	$	1,019	$	1,047	$	1,065	$	1,076	$	1,097		(28)		(78)
Atlanta MSA		1,510		1,477		1,445		1,408		1,399		33		111
North Carolina		1,049		542		541		541		545		507		504
Coastal Georgia		630		634		623		591		581		(4)		49
Gainesville MSA		248		242		246		252		248		6		-
East Tennessee		475		471		486		483		504		4		(29)
South Carolina		1,486		1,470		1,260		1,243		1,233		16		253
Commercial Banking Solutions		961		920		926		911		855		41		106
Indirect auto		358		400		449		460		459		(42)		(101)
Total loans	$	7,736	$	7,203	$	7,041	$	6,965	$	6,921		533		815

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Year-End

(in millions)		2017		2016		2015		2014		2013
LOANS BY CATEGORY										
Owner occupied commercial RE	$	1,924	$	1,650	$	1,571	$	1,257	$	1,238
Income producing commercial RE		1,595		1,282		1,021		767		807
Commercial & industrial		1,131		1,070		785		710		471
Commercial construction		712		634		518		364		336
Total commercial		5,362		4,636		3,895		3,098		2,852
Residential mortgage		974		857		764		614		604
Home equity lines of credit		731		655		589		456		430
Residential construction		183		190		176		131		136
Consumer installment		486		583		571		373		307
Total loans	$	7,736	$	6,921	$	5,995	$	4,672	$	4,329
LOANS BY MARKET										
North Georgia	$	1,019	$	1,097	$	1,125	$	1,163	$	1,240
Atlanta MSA		1,510		1,399		1,259		1,243		1,235
North Carolina		1,049		545		549		553		572
Coastal Georgia		630		581		537		456		423
Gainesville MSA		248		248		254		257		255
East Tennessee		475		504		504		280		280
South Carolina		1,486		1,233		819		30		4
Commercial Banking Solutions		961		855		492		421		124
Indirect auto		358		459		456		269		196
Total loans	$	7,736	$	6,921	$	5,995	$	4,672	$	4,329

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality

	Fourth Quarter 2017			Third Quarter 2017			Second Quarter 2017		
(in thousands)	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs	Nonperforming Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 4,923	$ 1,955	$ 6,878	$ 5,027	$ 764	$ 5,791	$ 5,248	$ 580	$ 5,828
Income producing CRE	3,208	244	3,452	2,042	121	2,163	2,587	-	2,587
Commercial & industrial	2,097	-	2,097	2,378	-	2,378	1,010	-	1,010
Commercial construction	758	884	1,642	1,376	923	2,299	2,530	611	3,141
Total commercial	10,986	3,083	14,069	10,823	1,808	12,631	11,375	1,191	12,566
Residential mortgage	8,776	136	8,912	8,559	392	8,951	7,886	457	8,343
Home equity lines of credit	2,024	15	2,039	1,898	195	2,093	2,152	201	2,353
Residential construction	192	-	192	178	341	519	287	890	1,177
Consumer installment	1,680	-	1,680	1,463	-	1,463	1,395	-	1,395
Total NPAs	$ 23,658	$ 3,234	$ 26,892	$ 22,921	$ 2,736	$ 25,657	$ 23,095	$ 2,739	$ 25,834
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 7,310	$ 94	$ 7,404	$ 6,707	$ 404	$ 7,111	$ 5,449	$ 225	$ 5,674
Atlanta MSA	1,395	279	1,674	1,098	338	1,436	906	423	1,329
North Carolina	4,543	1,213	5,756	4,376	318	4,694	4,700	472	5,172
Coastal Georgia	2,044	20	2,064	2,532	-	2,532	2,542	-	2,542
Gainesville MSA	739	-	739	763	-	763	622	-	622
East Tennessee	1,462	-	1,462	1,734	67	1,801	2,216	103	2,319
South Carolina	3,433	1,059	4,492	1,903	1,609	3,512	3,472	1,516	4,988
Commercial Banking Solutions	1,095	569	1,664	2,429	-	2,429	1,914	-	1,914
Indirect auto	1,637	-	1,637	1,379	-	1,379	1,274	-	1,274
Total NPAs	$ 23,658	$ 3,234	$ 26,892	$ 22,921	$ 2,736	$ 25,657	$ 23,095	$ 2,739	$ 25,834
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 22,921	$ 2,736	$ 25,657	$ 23,095	$ 2,739	$ 25,834	$ 19,812	$ 5,060	$ 24,872
Acquisitions		659	659	20	805	825	-	-	-
Loans placed on non-accrual	9,375	-	9,375	7,964	-	7,964	8,110	-	8,110
Payments received	(5,495)	-	(5,495)	(5,192)	-	(5,192)	(2,955)	-	(2,955)
Loan charge-offs	(1,747)	-	(1,747)	(2,159)	-	(2,159)	(1,564)	-	(1,564)
Foreclosures	(1,396)	2,421	1,025	(807)	683	(124)	(308)	481	173
Property sales	-	(2,458)	(2,458)	-	(1,295)	(1,295)	-	(2,704)	(2,704)
Write downs	-	(117)	(117)	-	(236)	(236)	-	(294)	(294)
Net gains (losses) on sales	-	(7)	(7)	-	40	40	-	196	196
Ending Balance	$ 23,658	$ 3,234	$ 26,892	$ 22,921	$ 2,736	$ 25,657	$ 23,095	$ 2,739	$ 25,834

	Fourth Quarter 2017		Third Quarter 2017		Second Quarter 2017	
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans (1)	Net Charge-Offs	Net Charge-Offs to Average Loans (1)	Net Charge-Offs	Net Charge-Offs to Average Loans (1)
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ (357)	(.08) %	$ (44)	(.01) %	$ 37	.01 %
Income producing CRE	595	.16	1,159	.33	184	.06
Commercial & industrial	(242)	(.09)	(200)	(.08)	354	.13
Commercial construction	148	.09	(114)	(.07)	341	.22
Total commercial	144	.01	801	.07	916	.08
Residential mortgage	290	.12	313	.14	26	.01
Home equity lines of credit	137	.08	56	.03	253	.15
Residential construction	(23)	(.05)	36	.07	(53)	(.11)
Consumer installment	513	.40	429	.31	481	.34
Total	$ 1,061	.06	$ 1,635	.09	$ 1,623	.09
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 64	.02 %	$ 516	.19 %	$ 681	.26 %
Atlanta MSA	26	.01	150	.04	(10)	-
North Carolina	127	.06	221	.16	131	.10
Coastal Georgia	174	.11	(39)	(.02)	120	.08
Gainesville MSA	154	.25	(50)	(.08)	(54)	(.09)
East Tennessee	61	.05	55	.05	27	.02
South Carolina	95	.03	528	.15	526	.17
Commercial Banking Solutions	75	.03	(7)	-	(17)	(.01)
Indirect auto	285	.30	261	.24	219	.19
Total	$ 1,061	.06	$ 1,635	.09	$ 1,623	.09

(1) Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
Interest revenue:				
Loans, including fees	$ 87,234	$ 71,494	$ 315,050	$ 268,382
Investment securities, including tax exempt of $909, $165, $2,216, and $614	19,023	15,988	72,388	64,027
Deposits in banks and short-term investments	500	296	2,282	2,611
Total interest revenue	106,757	87,778	389,720	335,020
Interest expense:				
Deposits:				
NOW	1,433	522	3,365	1,903
Money market	2,095	1,321	7,033	4,982
Savings	46	33	135	135
Time	2,272	1,084	6,529	3,136
Total deposit interest expense	5,846	2,960	17,062	10,156
Short-term borrowings	175	121	352	399
Federal Home Loan Bank advances	1,492	945	6,095	3,676
Long-term debt	1,736	2,827	10,226	11,005
Total interest expense	9,249	6,853	33,735	25,236
Net interest revenue	97,508	80,925	355,985	309,784
(Release of) provision for credit losses	1,200	-	3,800	(800)
Net interest revenue after provision for credit losses	96,308	80,925	352,185	310,584
Fee revenue:				
Service charges and fees	8,770	10,653	38,295	42,113
Mortgage loan and other related fees	4,885	6,516	18,320	20,292
Brokerage fees	1,068	911	4,633	4,280
Gains from sales of SBA/USDA loans	3,102	3,028	10,493	9,545
Securities gains (losses), net	(148)	60	42	982
Other	4,251	4,065	16,477	16,485
Total fee revenue	21,928	25,233	88,260	93,697
Total revenue	118,236	106,158	440,445	404,281
Operating expenses:				
Salaries and employee benefits	41,042	35,677	153,098	138,789
Communications and equipment	5,217	4,753	19,660	18,355
Occupancy	5,542	5,210	20,344	19,603
Advertising and public relations	895	1,151	4,242	4,426
Postage, printing and supplies	1,825	1,353	5,952	5,382
Professional fees	3,683	2,773	12,074	11,822
FDIC assessments and other regulatory charges	1,776	1,413	6,534	5,866
Amortization of intangibles	1,760	1,066	4,845	4,182
Merger-related and other charges	6,841	1,141	13,901	8,122
Other	7,301	6,784	26,961	24,742
Total operating expenses	75,882	61,321	267,611	241,289
Net income before income taxes	42,354	44,837	172,834	162,992
Income tax expense	54,270	17,616	105,013	62,336
Net (loss) income	$ (11,916)	$ 27,221	$ 67,821	$ 100,656
Net (loss) income available to common shareholders	$ (11,986)	$ 27,221	$ 67,250	$ 100,635
(Loss) earnings per common share:				
Basic	$ (.16)	$ .38	$ .92	$ 1.40
Diluted	(.16)	.38	.92	1.40
Weighted average common shares outstanding:				
Basic	76,768	71,641	73,247	71,910
Diluted	76,768	71,648	73,259	71,915

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet *(Unaudited)*

(in thousands, except share and per share data)	December 31, 2017	December 31, 2016
ASSETS		
Cash and due from banks	$ 129,108	$ 99,489
Interest-bearing deposits in banks	185,167	117,859
Cash and cash equivalents	314,275	217,348
Securities available for sale	2,615,850	2,432,438
Securities held to maturity (fair value $321,276 and $333,170)	321,094	329,843
Loans held for sale (includes $26,252 and $27,891 at fair value)	32,734	29,878
Loans, net of unearned income	7,735,572	6,920,636
Less allowance for loan losses	(58,914)	(61,422)
Loans, net	7,676,658	6,859,214
Premises and equipment, net	208,852	189,938
Bank owned life insurance	188,970	143,543
Accrued interest receivable	32,459	28,018
Net deferred tax asset	88,049	154,336
Derivative financial instruments	22,721	23,688
Goodwill and other intangible assets	244,397	156,222
Other assets	169,401	144,189
Total assets	$ 11,915,460	$ 10,708,655
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand	$ 3,087,797	$ 2,637,004
NOW	2,131,939	1,989,763
Money market	2,016,748	1,846,440
Savings	651,742	549,713
Time	1,548,460	1,287,142
Brokered	371,011	327,496
Total deposits	9,807,697	8,637,558
Short-term borrowings	50,000	5,000
Federal Home Loan Bank advances	504,651	709,209
Long-term debt	120,545	175,078
Derivative financial instruments	25,376	27,648
Accrued expenses and other liabilities	103,857	78,427
Total liabilities	10,612,126	9,632,920
Shareholders' equity:		
Common stock, $1 par value; 150,000,000 shares authorized; 77,579,561 and 70,899,114 shares issued and outstanding	77,580	70,899
Common stock issuable; 607,869 and 519,874 shares	9,083	7,327
Capital surplus	1,451,814	1,275,849
Accumulated deficit	(211,929)	(251,857)
Accumulated other comprehensive loss	(23,214)	(26,483)
Total shareholders' equity	1,303,334	1,075,735
Total liabilities and shareholders' equity	$ 11,915,460	$ 10,708,655

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))	2017 Average Balance	2017 Interest	2017 Avg. Rate	2016 Average Balance	2016 Interest	2016 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 7,560,451	$ 87,285	4.58 %	$ 6,814,114	$ 71,522	4.18 %
Taxable securities [3]	2,853,671	18,114	2.54	2,664,395	15,823	2.38
Tax-exempt securities (FTE) [1][3]	137,080	1,488	4.34	25,735	270	4.20
Federal funds sold and other interest-earning assets	184,287	676	1.47	160,391	430	1.07
Total interest-earning assets (FTE)	10,735,489	107,563	3.98	9,664,635	88,045	3.63
Non-interest-earning assets:						
Allowance for loan losses	(59,508)			(62,767)		
Cash and due from banks	120,478			101,006		
Premises and equipment	209,042			189,719		
Other assets [3]	681,308			591,491		
Total assets	$ 11,686,809			$ 10,484,084		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 2,078,239	1,433	.27	$ 1,920,124	522	.11
Money market	2,243,279	2,095	.37	2,058,589	1,321	.26
Savings	636,057	46	.03	544,490	33	.02
Time	1,476,362	1,918	.52	1,317,794	813	.25
Brokered time deposits	115,235	354	1.22	103,577	271	1.04
Total interest-bearing deposits	6,549,172	5,846	.35	5,944,574	2,960	.20
Federal funds purchased and other borrowings	39,704	175	1.75	51,224	121	.94
Federal Home Loan Bank advances	458,028	1,492	1.29	476,698	945	.79
Long-term debt	120,885	1,736	5.70	175,018	2,827	6.43
Total borrowed funds	618,617	3,403	2.18	702,940	3,893	2.20
Total interest-bearing liabilities	7,167,789	9,249	.51	6,647,514	6,853	.41
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	3,074,898			2,607,878		
Other liabilities	134,211			143,609		
Total liabilities	10,376,898			9,399,001		
Shareholders' equity	1,309,911			1,085,083		
Total liabilities and shareholders' equity	$ 11,686,809			$ 10,484,084		
Net interest revenue (FTE)		$ 98,314			$ 81,192	
Net interest-rate spread (FTE)			3.47 %			3.22 %
Net interest margin (FTE) [4]			3.63 %			3.34 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $3.32 million in 2017 and $18.6 million in 2016 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))	2017 Average Balance	2017 Interest	2017 Avg. Rate	2016 Average Balance	2016 Interest	2016 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 7,150,211	$ 315,138	4.41 %	$ 6,412,740	$ 268,478	4.19 %
Taxable securities [3]	2,761,983	70,172	2.54	2,665,051	63,413	2.38
Tax-exempt securities (FTE) [1][3]	85,415	3,627	4.25	26,244	1,005	3.83
Federal funds sold and other interest-earning assets	164,314	2,966	1.81	152,722	3,149	2.06
Total interest-earning assets (FTE)	10,161,923	391,903	3.86	9,256,757	336,045	3.63
Non-interest-earning assets:						
Allowance for loan losses	(60,602)			(65,294)		
Cash and due from banks	107,053			95,613		
Premises and equipment	198,970			187,698		
Other assets [3]	607,174			579,051		
Total assets	$ 11,014,518			$ 10,053,825		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,950,827	3,365	.17	$ 1,826,729	1,903	.10
Money market	2,136,336	7,033	.33	1,941,288	4,982	.26
Savings	591,831	135	.02	515,179	135	.03
Time	1,338,859	5,417	.40	1,289,876	3,138	.24
Brokered time deposits	108,891	1,112	1.02	171,420	(2)	.00
Total interest-bearing deposits	6,126,744	17,062	.28	5,744,492	10,156	.18
Federal funds purchased and other borrowings	26,856	352	1.31	34,906	399	1.14
Federal Home Loan Bank advances	576,472	6,095	1.06	499,026	3,676	.74
Long-term debt	156,327	10,226	6.54	170,479	11,005	6.46
Total borrowed funds	759,655	16,673	2.19	704,411	15,080	2.14
Total interest-bearing liabilities	6,886,399	33,735	.49	6,448,903	25,236	.39
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	2,823,005			2,432,846		
Other liabilities	124,832			112,774		
Total liabilities	9,834,236			8,994,523		
Shareholders' equity	1,180,282			1,059,302		
Total liabilities and shareholders' equity	$ 11,014,518			$ 10,053,825		
Net interest revenue (FTE)		$ 358,168			$ 310,809	
Net interest-rate spread (FTE)			3.37 %			3.24 %
Net interest margin (FTE) [4]			3.52 %			3.36 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $4.33 million in 2017 and $16.0 million in 2016 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.